Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com
JAMES A. LEBOVITZ
james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

August 13, 2014

VIA EDGAR

James O’Connor, Esquire

  Senior Counsel

Christina DiAngelo Fettig

  Senior Staff Accountant

Megan Monroe

  Assistant Chief Accountant

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund–A (File Nos. 333-186414 and 811-22798)
FS Global Credit Opportunities Fund–D (File Nos. 333-186413 and 811-22797)

Dear Mr. O’Connor, Ms. Fettig and Ms. Monroe:

On behalf of FS Global Credit Opportunities Fund–A and FS Global Credit Opportunities Fund–D (together, the “Companies”), set forth below are the Companies’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Companies via telephone on August 13, 2014.

In response to the Staff’s comments, the Companies have reviewed with Ernst & Young LLP, the Companies’ independent registered public accounting firm (“Ernst & Young”), and confirm that Ernst & Young is comfortable with, the Companies’ current treatment of organization and offering costs and the related capital contributions as reflected in the Companies’ financial statements for the period from January 28, 2013 (Inception) to December 31, 2013. However, for the year ending December 31, 2014, the Companies will make appropriate enhancements to the disclosure and presentation of organization and offering costs on their respective statements of cash flows to clarify the treatment of such items.

* * * * * * *

James O’Connor, Esq.
Christina DiAngelo Fettig
Megan Monroe
August 13, 2014
Page 2

The Companies hereby acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the respective filing; and (iii) the Companies may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

Cc:	Gerald F. Stahlecker
Stephen S. Sypherd
FS Global Credit Opportunities Fund–A
FS Global Credit Opportunities Fund–D
David J. Harris
Dechert LLP